# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BAYTEX ENERGY CORP., CIK 0001279495
CUSIP: 07317Q105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2800, 520 - 3rd Avenue S.W., Calgary, Alberta Canada (A0), T2P 0R3
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001839103

## Reporting persons
- JSTX Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 31,387,326; sole dispositive power 0; shared dispositive power 31,387,326; aggregate amount beneficially owned 31,387,326 (4.4% of the class)
  Comment: Calculated based on 712,593,536 shares of the Issuer's Common Shares outstanding as of June 19, 2026, as reported in an exhibit to a Form 6-K filed by the Issuer with the SEC on June 26, 2026.
- Juniper Capital III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 31,387,326; sole dispositive power 0; shared dispositive power 31,387,326; aggregate amount beneficially owned 31,387,326 (4.4% of the class)
  Comment: Calculated based on 712,593,536 shares of the Issuer's Common Shares outstanding as of June 19, 2026, as reported in an exhibit to a Form 6-K filed by the Issuer with the SEC on June 26, 2026.
- Juniper Capital Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 31,387,326; sole dispositive power 0; shared dispositive power 31,387,326; aggregate amount beneficially owned 31,387,326 (4.4% of the class)
  Comment: Calculated based on 712,593,536 shares of the Issuer's Common Shares outstanding as of June 19, 2026, as reported in an exhibit to a Form 6-K filed by the Issuer with the SEC on June 26, 2026.
- Edward Geiser: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 31,387,326; sole dispositive power 0; shared dispositive power 31,387,326; aggregate amount beneficially owned 31,387,326 (4.4% of the class)
  Comment: Calculated based on 712,593,536 shares of the Issuer's Common Shares outstanding as of June 19, 2026, as reported in an exhibit to a Form 6-K filed by the Issuer with the SEC on June 26, 2026.

## Item 1. Issuer
Name of issuer: BAYTEX ENERGY CORP.
Address of issuer's principal executive offices: 2800, 520 - 3rd Avenue S.W. Calgary, Alberta T2P 0R3

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

1. JSTX Holdings, LLC
2. Juniper Capital III GP, L.P.
3. Juniper Capital Advisors, L.P.
4. Edward Geiser
Address of principal business office or, if none, residence:
2727 Allen Parkway, Suite 1850
Houston, TX 77019
Citizenship: See responses to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page
Percent of class: See responses to Item 11 on each cover page
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page

All percentages of beneficial ownership were calculated based on 712,593,536 shares of the Issuer's Common Shares outstanding as of June 19, 2026, as reported in a Form 6-K filed by the Issuer with the SEC on June 26, 2026.

31,387,326 Common Shares are directly held by JSTX Holdings, LLC ("JSTX"), which is owned by Juniper Capital III, L.P., a Delaware limited partnership ("Fund III"). Juniper Capital III GP, L.P., a Delaware limited partnership ("Fund III GP"), is the sole general partner of Fund III and has dispositive power of the Common Shares. Fund III's agreement of limited partnership dictates that the disposition of a material interest held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. The day to day operations of Fund III are managed by Advisors, pursuant to a management agreement. Each of Fund III and Fund III GP, may be deemed to beneficially own the shares directly held by JSTX.

Advisors, through separate management agreements, has authority to direct voting and disposition over 31,387,326 Common Shares directly held by JSTX. Advisors was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it or its subsidiary serves as, direct or indirect, investment manager, including Fund III. Advisors is controlled by its general partner, Juniper Capital Advisors GP, LLC. Edward Geiser is the sole member of Juniper Capital Advisors GP, LLC. Each of Advisors and Mr. Geiser may be deemed to beneficially own all of the reported securities.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A -- Joint Filing Agreement, dated as of June 20, 2023, incorporated by reference to Exhibit A to the Schedule 13G filed June 21, 2023.

## Signatures
- JSTX Holdings, LLC: /s/ Edward Geiser, Edward Geiser/Authorized Signatory (07/14/2026)
- Juniper Capital III GP, L.P.: /s/ Edward Geiser, Edward Geiser/Authorized Signatory (07/14/2026)
- Juniper Capital Advisors, L.P.: /s/ Edward Geiser, Edward Geiser/Authorized Signatory (07/14/2026)
- Edward Geiser: /s/ Edward Geiser, Edward Geiser (07/14/2026)